SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*

                        National Realty & Mortgage, Inc.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    637349200
                                    ---------
                                 (CUSIP Number)

                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
                                -----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2007
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 15 pages

CUSIP No.: 637349200

NAME OF REPORTING PERSON

1.       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Adam Benowitz

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF                     7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER - 12,734,696
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER - 12,734,696

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,734,696

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.3%

14       TYPE OF REPORTING PERSON

         IN

                               Page 2 of 15 pages

CUSIP No.: 637349200

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vision Opportunity Master Fund, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

NUMBER OF                     7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER - 12,734,696
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER - 12,734,696

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,734,696

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.3%

14       TYPE OF REPORTING PERSON

         CO

                               Page 3 of 15 pages

CUSIP No.: 637349200

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [ ]
         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF                     7        SOLE VOTING POWER - 0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER - 12,734,696
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER - 12,734,696

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,734,696

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.3%

14       TYPE OF REPORTING PERSON

         IA

                               Page 4 of 15 pages

                                EXPLANATORY NOTE

      This Statement on Schedule 13D (this "Statement") amends and restates the Statement on Schedule 13G originally filed by Vision Opportunity Master Fund, Ltd. on August 6, 2007 (the "Original Schedule 13G") and reflects, that as of June 6, 2007, the Reporting Persons are disclosing their beneficial ownership in National Realty & Mortgage, Inc. on Schedule 13D.

ITEM 1.     Security and Issuer.

      The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of National Realty & Mortgage, Inc., a Nevada corporation (the "Company" or the "Issuer"), with its principal executive offices located at Daqing Hi-Tech Industry Development Zone, Daqing, Heilongjiang, Post Code 163316, People's Republic of China.

ITEM 2.     Identity and Background.

      (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and the Portfolio Manager of the Fund.

      The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

      (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration

      The source of cash funds for the purchased securities was working capital of the Fund and the amount of funds totaled $6,699,202.

ITEM 4.     Purpose of Transaction.

      Shell Purchase Agreement

                               Page 5 of 15 pages

      On May 30, 2007, the Issuer entered into a securities purchase agreement (the "Shell Purchase Agreement") with the Fund, Rise Elite International Limited, a company incorporated under the laws of the British Virgin Islands ("Rise Elite"), and Richard Astrom and Christopher Astrom (the Issuer's then current directors). Pursuant to the Shell Purchase Agreement, the Fund and Rise Elite paid an aggregate purchase price of $675,000, and in exchange (i) Rise Elite acquired the right to nominate all members of the Issuer's Board of Directors (representing $475,798 of the purchase price) and (ii) the Fund acquired the remaining $199,202 aggregate principal amount of the Issuer's 8% Series SPD Senior Subordinated Convertible Redeemable Debentures due October 17, 2003 (the "Convertible Debentures") from Richard Astrom and Christopher Astrom (representing $199,202 of the purchase price) (the "Shell Purchase"). The Shell Purchase closed on June 6, 2007. The description of the Shell Purchase Agreement above is qualified, in its entirety, by the text of the agreement which is attached to this Statement as Exhibit 2. At the closing of the Shell Purchase, the Convertible Debentures were automatically converted into 12,734,696 shares of the Issuer's Common Stock.

      Share Exchange Agreement

      On June 6, 2007, the Issuer acquired World Through Limited, a British Virgin Islands corporation ("WTL") through a share exchange transaction with WTL and Rise Elite, the owner of 100% of the outstanding capital stock of WTL (such shares, the "WTL Shares"; such transaction, the "Share Exchange"). In the Share Exchange, the Issuer received the WTL Shares from Rise Elite, and in exchange the Issuer issued and delivered to Rise Elite 210,886 shares of its newly-designated Series A convertible preferred stock, par value $0.001 per share (the "Series A Preferred"), each share of which is convertible into 60 shares of the Issuer's Common Stock upon the consummation of the reverse stock split described below. The Share Exchange was effected pursuant to the terms of an agreement among the Issuer, WTL and Rise Elite executed on June 5, 2007 (the "Share Exchange Agreement").

      In connection with the Share Exchange Agreement, the Issuer will issue additional shares of its Series A Preferred to Rise Elite as a purchase price adjustment in the event that the Issuer meets certain earnings targets in the fiscal year ending December 31, 2007.

      The description of the Share Exchange Agreement above is qualified, in its entirety, by the text of the agreement which is attached to this Statement as
Exhibit 3.

      Series A Convertible Preferred Stock

      Each share of the Issuer's Series A Preferred will be automatically converted into 60 shares of Common Stock upon the completion of a planned 86.3035-for-one reverse stock split (the "Reverse Split"), which will occur upon the filing of an amendment to the Issuer's Articles of Incorporation effecting the Reverse Split with the Secretary of State of the State of Nevada (the "Secretary of State"). The Reverse Split will not occur until at least 20 days after the Issuer's Preliminary Information Statement filed with the Securities and Exchange Commission (the "SEC") on September 28, 2007 is finalized and mailed to stockholders.

      The holders of Series A Preferred have (i) the right to 60 votes for each share of Series A Preferred and may vote together with holders of Common Stock and Series B Preferred (as defined below) on all matters upon which stockholders are entitled to vote (except to the extent a class vote is required under Nevada law); (ii) the right to receive dividends and liquidation distributions similar to holders of Common Stock; and (iii) the right to adjust of the number and amount of dividends and liquidation distributions received in case of a merger or other change of control of the Issuer. These and all other terms of the Series A Preferred are set forth in a Certificate of Designations, filed with the Secretary of State on May 31, 2007 and corrected on June 1, 2007. The description of the Series A Preferred above is qualified, in its entirety, by the text of the Certificate of Designations for the Issuer's Series A Preferred which is attached to this Statement as Exhibit 4. The Fund owns 7,990 shares of Series A Preferred.

                               Page 6 of 15 pages

      Series B Convertible Preferred Stock Purchase Agreement (the "Preferred B Agreement") and Series B Preferred Convertible Stock

      Under the Preferred B Agreement, dated as of June 5, 2007, among the Issuer, the Fund and Columbia China Capital Group, Inc. ("Columbia"), the Issuer sold 165,432 shares of its newly-designated Series B convertible preferred stock, par value $0.001 per share (the "Series B Preferred"), for a total purchase price of $6,700,000. The Fund acquired 160,494 shares of the Series B Preferred for an aggregate purchase price of $6,500,000.

      The Preferred B Agreement also calls for the Issuer to obtain the listing of its Common Stock on the NASDAQ Capital Market or the NASDAQ Global Market or any successor market or the American Stock Exchange or any successor market thereto by December 31, 2008. If the Issuer fails to obtain this listing by that time, Rise Elite will be required, under the Preferred B Agreement and the Securities Escrow Agreement described below, to transfer a total of one million shares of Common Stock to the holders of the Series B Preferred as a penalty (the "Listing Penalty Shares").

      Subject to certain restrictions, each share of Series B Preferred is convertible, at the option of the holder, into 30 shares of the Issuer's Common Stock at any time after the Reverse Split (representing a conversion price of $1.35 per share), which is subject to adjustment. In total, the Series B Preferred are convertible into 4,962,960 shares of Common Stock and will represent, when fully converted, approximately 26.3% of the Issuer's outstanding Common Stock after giving effect to the Reverse Split.

      The holders of Series B Preferred are not entitled to any voting rights other than those as required under Nevada law; provided that such holder has the right to 30 votes for each share of Series B Preferred when such vote is required under applicable law. However, the approval of the holders of at least 75% of the then outstanding shares of Series B Preferred, voting as a separate class, is required for the Issuer to (i) authorize, issue or create any new class or series of shares having rights, preferences or privileges equal or senior to the Series B Preferred, (ii) adversely alter or change the rights, preferences, designations or privileges of the Series B Preferred, (iii) amend the Issuer's Articles of Incorporation or By-laws in a manner that adversely affects the rights, preferences, designations or privileges of the holders of the Series B Preferred; (iv) increase or decrease the authorized number of shares of the Issuer's preferred stock or otherwise reclassify the Issuer's outstanding securities; (v) except for certain de minimus repurchases, redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of preferred stock (other than the Series A Preferred and the Series B Preferred) or Common Stock; or (vi) voluntarily file for bankruptcy, liquidate the Issuer's assets or make an assignment for the benefit of the Issuer's creditors. The holders of Series B Preferred have (i) the right to receive dividends and liquidation distributions similar to holders of Common Stock and (ii) the right to adjust of the number and amount of dividends and liquidation distributions received in case of a merger or other change of control of the Issuer.

      The Series B Preferred has liquidation rights senior to those of the Issuer's Common Stock and the Series A Preferred. In the event of a liquidation, holders of Series B Preferred are entitled to receive a distribution equal to $40.50 per share of Series B Preferred before holders of the Issuer's Common Stock and the Series A Preferred receive any distribution. These and all other terms of the Series B Preferred are set forth in a Certificate of Designations, filed with the Secretary of State on May 31, 2007 and corrected on June 1, 2007 and June 5, 2007. The description of the Series B Preferred above is qualified, in its entirety, by the text of the Certificate of Designations for the Issuer's Series B Preferred which is attached to this Statement as Exhibit 5.

                               Page 7 of 15 pages

      Warrants

      Also under the Preferred B Agreement, the Issuer issued to the Fund and Columbia, for no additional consideration, five series of warrants, Series A, B, J, C and D, to purchase an aggregate of 4,962,963 (4,814,815 to the Fund), 2,481,481 (2,407,407 to the Fund), 4,496,644 (4,362,416 to the Fund), 4,962,963
(4,362,416 to the Fund) and 2,248,322 (2,181,208 to the Fund) shares of the Issuer's Common Stock, respectively. Each of the Series A, B, C and D warrants will expire on June 5, 2012. The Series J warrants will expire on June 5, 2008. The Series C and D warrants are exercisable only upon the exercise of the Series J warrants and then the Series D warrants are only exercisable up to fifty percent (50%) of the number of shares of Common Stock that have been received upon exercise of the Series J warrant. The warrant exercise prices are: $1.76 (Series A), $2.30 (Series B), $1.49 (Series J), $1.94 (Series C) and $2.53 (Series D).

      Also under the Preferred B Agreement, the Issuer agreed to enter into a Registration Rights Agreement, which is described below.

      The descriptions of the Series B Agreement, the Series A, B, J, C and D warrants above are qualified, in their entirety, by the text of the agreement and the warrants which are attached to this Statement as Exhibits 6, 7, 8, 9, 10 and 11, respectively.

      Securities Escrow Agreement

      Under the terms of a Securities Escrow Agreement, dated as of June 1, 2007, among the Issuer, the Fund, Rise Elite, and Loeb & Loeb LLP, as escrow agent, Rise Elite agreed to initially have 99,383 of the 210,886 shares of Series A Preferred issued to it under the Share Exchange Agreement initially held in escrow. These escrowed shares will either be kept by Rise Elite or will be forfeited to the holders of the Series B Preferred depending on whether the Issuer meets certain financial performance thresholds in fiscal 2007 and fiscal 2008.

      Additionally under the Securities Escrow Agreement, if the Issuer fails to list and trade its shares of Common Stock on the NASDAQ Capital Market or the NASDAQ Global Market or any successor market thereto or the American Stock Exchange or any successor market thereto by December 31, 2008, Rise Elite will forfeit 16,667 of the escrowed shares of Series A Preferred to the holders of the Series B Preferred, which convert into the Listing Penalty Shares pursuant to the Preferred B Agreement. The description of the Securities Escrow Agreement above is qualified, in its entirety, by the text of the agreement which is attached to this Statement as Exhibit 12.

      Registration Rights Agreement

      On June 5, 2007, pursuant to the Preferred B Agreement, the Issuer entered into a Registration Rights Agreement with the Fund and Columbia, under which the Issuer agreed to file with the SEC and maintain the effectiveness of a registration statement on Form SB-2, for the shares of Common Stock to be issued upon conversion of the Series B Preferred (the "Series B Registration Statement"). The deadline for filing the registration statement was 30 days after the closing of the private financing, or approximately July 6, 2007. The Issuer filed the Series B Registration Statement on August 23, 2007. The deadline for obtaining the effectiveness of the registration statement is either
(i) 120 days after the filing deadline (November 4, 2007), or (ii) if the SEC performs a full review of the registration statement, 150 days after the filing deadline (December 3, 2007), or (iii) if the SEC provides comments solely on the basis of Rule 415 under the Securities Act, 180 days after the filing deadline (January 2, 2008). The Registration Rights Agreement calls for the Issuer to maintain the effectiveness of the registration statement until either all shares of Common Stock registered under it have been sold or all

                               Page 8 of 15 pages
shares of Common Stock registered under it may be sold without restrictions under Rule 144 under the Securities Act.

      Any time after the effectiveness of the Series B Registration Statement, holders of 25% of the outstanding Registrable Securities (as defined below) can demand that the Issuer to file with the SEC and maintain the effectiveness of registration statements on Form SB-2 for (i) shares of the Issuer's Common Stock to be issued upon exercise of the Series A, B, J, C and D warrants, (ii) shares of the Issuer's Common Stock to be issued upon conversion of the Series A Preferred that may be released to the holders of Series B Preferred under the Securities Escrow Agreement, and (iii) the Listing Penalty Shares described in the description of the Preferred B Agreement above (collectively, the "Registrable Securities").

      If the Issuer is unable to register all of the shares of Common Shares under registration statements based on the limitations of Rule 415 under the Securities Act, the Registration Rights Agreement provides that the Issuer will use its best efforts to obtain the registration of the additional shares when it is able to do so. If the Issuer does not obtain and maintain the effectiveness of the registration statements for reasons other than the limitations of Rule 415, or if its Common Stock is de-listed from the National Association of Securities Dealers' over-the-counter Bulletin Board, then under the terms of the agreement the Issuer is required to pay to the holders of Series B Preferred an amount equal to one percent of their collective initial investment in the Series B Preferred, or approximately $67,000, each month until effectiveness is obtained or listing is restored, up to a maximum of ten percent of the initial investment, or approximately $670,000.

      The description of the Registration Rights Agreement above is qualified, in its entirety, by the text of the agreement which is attached to this Statement Exhibit 13.

      All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.     Interest in Securities of the Issuer.

      (a) The Fund directly owns 12,734,696 shares of Common Stock, representing 66.3% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 19,207,455 shares of Common Stock outstanding as of as of June 27, 2007, as reported in the Issuer's Current Report on Form 8-K/A filed on June 27, 2007.

      (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 12,734,696 shares of Common Stock reported herein.

                               Page 9 of 15 pages

      (c) Other than as set forth in Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 4 above.

ITEM 7.     Material to be Filed as Exhibits.

      Exh. #   Description
      ------   -----------
      1        Joint Filing Agreement

      2 Securities Purchase Agreement, dated as of May 30, 2007, by and among National Realty & Mortgage, Inc., Vision Opportunity Master Fund and Rise Elite Interntional Ltd.*

      3 Share Exchange Agreement, dated as of June 5, 2007, by and among National Realty & Mortgage, Inc., Rise Elite Interntional Ltd. and World Through Limited *

      4 Certificate of Designations authorizing the Series A Convertible Preferred Stock*

      5 Certificate of Designations authorizing the Series B Convertible Preferred Stock*

      6 Series B Stock Purchase Agreement, dated as of June 5, 2007, by and among the National Realty & Mortgage, Inc., Vision Opportunity Master Fund, Ltd. and Columbia China Capital Group, Inc.*

      7        Form of Series A Warrant*

      8        Form of Series B Warrant*

      9        Form of Series C Warrant*

      10       Form of Series D Warrant*

      11       Form of Series J Warrant*

      12 Securities Escrow Agreement, dated June 1, 2007, by and among National Realty and Mortgage, Inc., Rise Elite International Limited, Vision Opportunity Master Fund, Ltd. and Loeb & Loeb LLP, as escrow agent*

      13 Registration Rights Agreement, dated as of June 5, 2007, by and among National Realty & Mortgage, Inc., Vision Opportunity Master Fund, Ltd. and Columbia China Capital Group, Inc.*

                               Page 10 of 15 pages

----------
* Incorporated by reference to the Issuer's Current Report on Form 8-K, dated June 6, 2007, as filed with the SEC on June 12, 2007.

                               Page 11 of 15 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2007

                         ADAM BENOWITZ
                         VISION CAPITAL ADVISORS, LLC
                         VISION OPPORTUNITY MASTER FUND, LTD.

                         By: /s/ ADAM BENOWITZ
                            ------------------------------------------
                         Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of the Fund

                               Page 12 of 15 pages

                                   SCHEDULE I

      The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS

      Adam Benowitz (US Citizen)
      Managing Member
      Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
      New York, New York 10019

      Robert Arnott (British/Cayman Citizen)
      Box 31695
      One Breezy Pines
      Bel Air Drive, South Sound
      Grand Cayman KY1-1207
      Cayman Islands
      Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

      Peter Young (Cayman Citizen)
      27 Hospital Road, George Town
      Grand Cayman KY-1109
      Cayman Islands
      Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

EXECUTIVE OFFICERS

      None.

                               Page 13 of 15 pages

                                  EXHIBIT INDEX

      Exh. #   Description
      ------   -----------
      1        Joint Filing Agreement

      2 Securities Purchase Agreement, dated as of May 30, 2007, by and among National Realty & Mortgage, Inc., Vision Opportunity Master Fund and Rise Elite Interntional Ltd.*

      3 Share Exchange Agreement, dated as of June 5, 2007, by and among National Realty & Mortgage, Inc., Rise Elite Interntional Ltd. and World Through Limited *

      4 Certificate of Designations authorizing the Series A Convertible Preferred Stock*

      5 Certificate of Designations authorizing the Series B Convertible Preferred Stock*

      6 Series B Stock Purchase Agreement, dated as of June 5, 2007, by and among the National Realty & Mortgage, Inc., Vision Opportunity Master Fund, Ltd. and Columbia China Capital Group, Inc.*

      7        Form of Series A Warrant*

      8        Form of Series B Warrant*

      9        Form of Series C Warrant*

      10       Form of Series D Warrant*

      11       Form of Series J Warrant*

      12 Securities Escrow Agreement, dated June 1, 2007, by and among National Realty and Mortgage, Inc., Rise Elite International Limited, Vision Opportunity Master Fund, Ltd. and Loeb & Loeb LLP, as escrow agent*

      13 Registration Rights Agreement, dated as of June 5, 2007, by and among National Realty & Mortgage, Inc., Vision Opportunity Master Fund, Ltd. and Columbia China Capital Group, Inc.*

----------
* Incorporated by reference to the Issuer's Current Report on Form 8-K, dated June 6, 2007, as filed with the SEC on June 12, 2007.

                               Page 14 of 15 pages

      EXHIBIT 1

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of National Realty & Mortgage, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 2, 2007

                         ADAM BENOWITZ
                         VISION CAPITAL ADVISORS, LLC
                         VISION OPPORTUNITY MASTER FUND, LTD.

                         By: /s/ ADAM BENOWITZ
                            ------------------------------------------
                         Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of the Fund

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